

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 15, 2009

By Facsimile (646-390-6784) and U.S. Mail

Mr. David Sandberg
Red Oak Partners, LLC
654 Broadway, Suite 5
New York, NY 10012

Re: Forgent Networks, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by Red Oak Partners, LLC, et. al.
Filed on July 6, 2009 and as amended on July 10 and 14, 2009
File No. 000-20008

Soliciting Materials Filed June 29, and July 7, 2009
Filed by Red Oak Partners, LLC, et. al.
File No. 000-20008

Dear Mr. Sandberg:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement Filed on July 14, 2009

Cover Page

1.   On a going forward basis, please check the box "Filed by a Party other than Registrant."

We note that you correctly checked that box in your initial preliminary proxy statement filed on July 6, 2009 but incorrectly on your July 10 and 14 filings.

General

2.   Please provide page numbers to your document on a going forward basis and please fill in all blanks.

3.   Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. We cite the following examples of some statements or assertions in the proxy statement that must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion. These are not intended to be exclusive.

- Each of the assertions you make on the following pages regarding ASUR's financial performance, executive compensation and corporate governance:

    o   letter to shareholders,
    o   the disclosure set forth under the heading "We Are Seeking To Elect New Directors Because:,"
    o   the disclosure set forth under the heading "A History of Losses,"
    o   the disclosure set forth under the heading "Inability of Management to Forecast," and
    o   the fourth and fifth paragraphs in Red Oak's shareholder letter to ASUR shareholders filed on July 7, 2009 pursuant to Exchange Act Rule 14a-12.

Where the basis of support are other documents, such as analysts' and ISS reports, academic journals and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. To expedite our review, mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, cross-reference such information to the appropriate location in the soliciting materials and identify the sources of all data utilized.

4.   See above comment. The filings parties must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without proper factual foundation. Refer to Rule 14a-9. In that regard, we note in the sections referred to in the above comment contain statements directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, proper without factual foundation.   Please provide proper factual foundation for each of those statements, or in the alternative, remove the

statements from your document. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.

5.   Please confirm that Red Oak will post the proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Exchange Act Rule 14a-16.

Letter to Shareholders

6.   Please provide support that ASUR's directors own less than 3% of ASUR's common stock while Red Oak's slate owns or represents in excess of 20%. We note that the company's proxy statement lists Mr. Snyder, a director and nominee, as being the beneficial owner of 3.19% and the remaining directors/nominees as being the beneficial owners of shares (though less than 1%), each as of June 12, 2009. With respect to the beneficial ownership of Red Oak's slate, we note in your filing that Mr. Ferris owns no shares: please clarify this fact.

7.   On a related note, your disclosure states that your slate owns or represents in excess of 20% of the company's outstanding common stock. Disclosure elsewhere in your proxy statement indicates that three of your nominees have been referred to you by "by holders of another 10%+ of [the company's outstanding common stock]." Please provide us your detailed legal analysis of your compliance with Rule 13d-5(b) with respect to the "representation" by your nominees, and referrals, of other security holders and why you have apparently determined that no group has been formed with those security holders that would have necessitated a Schedule 13D filing by that group.

Reasons for the Solicitation

8.   Please revise your document to describe your plans, if any, to "bring focus to the maximization of value for the benefit of [Forgent] stockholders."

Proposal 1: Election of Directors

9.   Please revise your document to state, if true, that each of the nominees has consented to serve as a director of the company if elected, and that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d).

Red Oak's Nominees for Directors

10.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience

for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of the following individuals: Pat Goepel and Jeffrey Vogel.

11.   Please update the disclosure relating to Red Oak's ownership of the outstanding common stock in the penultimate paragraph in this section to a date more recent than April 16, 2009.

Proposal 2

12.   Please expand your disclosure to describe the basis for your belief that the company may obtain services of skilled accountants at a cost "substantially less" than the fees paid by Forgent to its current auditors.

Board Not Aligned With Holders

13.   We note your disclosure that three of Red Oak's nominees were "directly referred by holders of another 10%+ of ASUR's common shares outstanding." With a view for potential disclosure, please tell us who those holders are and briefly explain the background of how such holders provided such referrals to Red Oak.

Lawsuit Filed by ASUR

14.   With a view for potential disclosure, please describe supplementally Red Oak's relationship with each person identified in the third sentence of this section. In your response, please discuss how contact with each person was made. In addition, with respect to Mr. James Gladney, please further explain to us why he was "assisting" you in making contact with an ASUR director.

Background of This Solicitation

15.   We note your discussion in this section providing that the "information available to Red Oak indicates that the negative vote was at least 52%." Please revise your disclosure to clarify that the special meeting was cancelled and no official or final vote was tallied and that because proxies were subject to change until the time the proposals were considered at the special, that number could have been higher or lower.

16.   We note your discussion relating to the June 18th ASUR earnings call where you indicate that individual shareholders were not permitted to ask questions. It is our understanding that Forgent earnings call policy is to generally permit questions from analysts and registered brokers only. It is also our understanding that while Pinnacle Funds and Red Oak, as registered brokers, were permitted to ask questions on the earnings call, they

elected not to do so. Thus, please revise your disclosure accordingly.

Participants

17.   Revise to delete the reference to "may be deemed" in this section. The persons identified in this section are participants. See Instruction 3 to Item 4 of Schedule 14A.

18.   We note your discussion in the second full paragraph of this section discussing Red Oak's nominees as participants. Please delete the reference indicating that Red Oak "considers" such persons as participants. As they are persons specifically identified in Instruction 3 to Item 4 of Schedule 14A, your disclosure should be clear in stating that they are participants in this solicitation.

19.   We note your disclosure that "[a]lthough Red Oak asked Mr. Gladney and Mr. Fenil Shah to suggest nominees, Red Oak made its decisions about whom to nominate and did not accept all the recommendations made." With a view for potential disclosure, please describe supplementally these individuals' relationship to Red Oak and why you sought nominee suggestions from them. Please also tell us what recommendations made by these individuals that you did accept.

Required Vote

20.   Please clarify that the results of the vote on proposal 2 are not binding on the board of directors but may be used by the board in its deliberations to select an auditor, as stated in the company's proxy statement.

Solicitation

21.   Where you discuss that you intend to seek reimbursement from ASUR in connection with this solicitation, please state whether you will seek shareholder approval for the reimbursement.

22.   It appears that Red Oak intends to solicit proxies via telephone, facsimile, electronic mail, mail and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm this understanding.

Additional Information About Participants

23.   We note your disclosure reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the company identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure

required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Exhibit A

24.   Please revise your disclosure to explain, if true, that the beneficial ownership attributed to
        Red Oak Partners, LLC includes the amounts individually held by Red Oak Fund, LP,
        Pinnacle Partners, LLC, Pinnacle Fund, LLLP and Bear Market Opportunity Fund, LP.

Exhibit C

25.   This exhibit appears to be incomplete. For example we note your language providing
        "[consider incorporating from Company proxy?]". Additionally, we note that
        information appears inconsistent with the information provided by ASUR in its
        preliminary proxy statement filed on June 19, 2009. Please revise this exhibit or advise
        us accordingly.
26.   On a related note, clarify the apparent inconsistency between the date used at the top of
        the table (June 29, 2009) and the dates used to measure beneficial ownership for Fenil
        Shah Group (March 11, 2009) and Red Oak (June 12, 2009). What consideration have
        you given to using only one measurement date for all purposes in this table?

Form of Proxy Card

27.   Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters
        unknown "a reasonable time before the solicitation." Please clarify this on the proxy
        card.

Definitive Soliciting Materials Filed on June 29, and July 7, 2009

28.   We note you did not provide all information required by Rule 14a-12(a) with your
        soliciting materials. In particular, we note the lack of information required by Rule 14a-
        12(a)(1)(i). Please confirm your understanding that the information should have been
        included in the soliciting materials and that a reference to a future filing is not sufficient
        to comply with the requirements of the referenced rule.

Closing Comments

        Please amend the proxy statement in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with the amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing the amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions